Exhibit 8.1

List of Principal Subsidiaries of the Registrant

Wholly Owned Subsidiary	Place of Incorporation
Connect Biopharma HongKong Limited	Hong Kong
Connect Biopharm LLC	United States
Connect Biopharma Australia PTY LTD	Australia
Suzhou Connect Biopharma Co., Ltd.	People’s Republic of China
Connect Biopharma (Beijing), Ltd	People’s Republic of China
Connect Biopharma (Shanghai), Ltd	People’s Republic of China
Connect Biopharma (Shenzhen), Ltd	People’s Republic of China

Affiliated Entity Consolidated in the Registrant’s Financial Statements
Connect Union Inc.	British Virgin Islands